BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

January 17, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Ltd.

Amendment No. 1 to Draft Registration Statement on Form S-1

CIK No. 0001976870

Submitted on October 17, 2023

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 1 to Draft Registration Statement on Form S-1 on October 17, 2023 as set forth in the Staff’s letter dated November 9, 2023 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an amended Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Draft Registration Statement on Form S-1 filed 10/17/23

Cover Page

1.	We note your response to prior comment 3 and reissue in part. Please revise to prominently disclose the warrant and underlying shares on the cover page.

Response: We respectfully advise the Staff that we have revised relevant disclosures on the cover page of the Amended Registration Statement to prominently disclose the underwriter’s warrant and underlying shares.

Certain Relationships and Related-Party Transactions, page 9

2.	We note your revisions in response to prior comment 13. Since you have identified as a smaller reporting company, please revise your representation and disclosure to reflect the requirements of Item 404(d) of Regulation S-K. In addition, please revise to reflect the period specified in Item 404(a) of Regulation S-K .

Response: We respectfully advise the Staff that we have revised our representation and disclosure on page 71 of the Amended Registration Statement to reflect the requirements of Item 404(d) of Regulation S-K to clarify we have no reportable transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for our last two completed fiscal years. Further, we have revised relevant disclosures on page 71 of the Amended Registration Statement to reflect the period specified in Item 404(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2022 and 2021, page 53

3.

We refer to your results of operations discussion for the years ended December 31, 2022 and 2021. We note you have included amounts related June 30, 2023 and March 31, 2023 and corresponding prior periods as part of your year over year discussion. Your presentation is confusing. Please separate your interim results from your year over year discussion or remove the information that is not relevant to the period being discussed. You may consider tables to show the components of the changes affecting your results of operations. Further, we note there does not appear to be interim financial information covering the quarters ended March 31, 2023 and March 31, 2022. Thus, your discussion of these period without corresponding information is difficult for a reader to follow. Please advise or revise accordingly .

Response: We respectfully advise the Staff that we have revised the disclosures in the MD&A section of the Amended Registration Statement to separate discussions of our interim results from our year-over-year results and to remove information irrelevant to the respective period being discussed. Further, we have updated previously incomplete discussions to include all relevant information currently available.

4.	We note that your narrative discussion for the components of the results of operations appear to be primarily quantitative. For example, your discussion of Gross profit, on page 54, outlines the percentage and dollar changes from period to period but does not describe the underlying reasons for these material changes in qualitative terms. Please revise your disclosure of results of operations to include a qualitative discussion of the material changes, from period-to-period, in the line items presented. Refer to the guidance in Instructions to paragraph (b) of Item 303 of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosures in the MD&A section of the Amended Registration Statement to include qualitative discussions of the material changes, from period-to-period, for the line items comprising the components of the results of our operations.

Business

Overview, page 59

5.	We note that you disclose a strategic partnership and license agreements with Unilever. Please revise to describe your partnership with Unilever in more detail. Disclose the material terms of the partnership and of the license agreements. Please confirm that the license agreements that will be filed as exhibits to the registration statement reflect all written arrangements between you and Unilever.

Response: We respectfully advise the Staff that we have revised relevant disclosures in the Amended Registration Statement to clarify that we have entered into licensing agreements with Unilever (and certain Unilever-related entities) only. Additionally, we have disclosed the material terms of the license agreements on page 60 of the Amended Registration Statement. Further, we confirm that the license agreements that will be filed as exhibits to the Amended Registration Statement reflect all the written agreements between Unilever and the Company.

Our Operations, page 60

6.

We note from your disclosure that your wholesale customers include GPA, Carrefour and Sendas. Please describe BRB Food's dependence, if any, on one or a few major wholesale customers. Please disclose the material terms of your agreements with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers. Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the risk factor on page 12 of the Amended Registration Statement to disclose our dependence on certain wholesale customers during the nine months ended September 30, 2023 and 2022 and during the years ended December 31, 2022 and 2021, “We depend on a major customer and the loss of this customer could have a material adverse effect on our business, financial condition and results of operations.”

Executive Compensation, page 67

7.	Please file the employment agreements with each of the executive officers as exhibits to your registration statement .

Response: We respectfully advise the Staff that we have filed employment agreements we have entered into with each of our named executive officers as exhibits to the Amended Registration Statement.

Note 1 Operating Context, page F-1

8.	We note your response to prior comment 18. Based upon your revised disclosure on page F-7 and F-24, it appears BR Brands S.A , Boni Logistica Ltda, Thamuz LLC, BRB Foods Ltd are entities under common control by members of the Bonifacio family, including Mr. Paulo Bonifacio, the beneficial owner of the majority of shares of the company. If true, ASC 250 requires that a change in the reporting entity or the consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. If you do not believe this represents a transaction of entities are under common control, please explain why and provide us with an analysis which supports your determination. Notwithstanding the above, the presentation of pro forma financial information for the combined entities of BR Brands S.A and Boni Logistica Ltda in lieu of audited financial statements is not appropriate and should be removed.

Response: We respectfully advise the Staff that we have revised relevant disclosures in the Amended Registration Statement and the Company believes that consummation of a transaction accounted for in a manner similar to a pooling of interests, as we did with our entities, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity or the transaction occurred. Based on this determination, we have deleted “pro-forma” labels from our financial statements included in the Amended Registration Statement.

9.	We note your response to prior comment 19; however, Note 2 on page F-9 and Note 3 on page F-28 continue to refer to the accounting policies adopted in Brazil. Please revise your disclosures accordingly .

Response: We respectfully advise the Staff that we have revised relevant disclosures in the Amended Registration Statement by deleting previous references to accounting policies adopted in Brazil and referring only to accounting policies adopted under U.S. GAAP.

Notes to the Condensed Financial Statements

Financial statements presentation currency, page F-9

10.	We refer to your financial statement presentation currency footnote on page F-9. You disclose the financial statements are presented in reais; however, you disclose on page F-8 and elsewhere in the filing that your financial statements are reported in USD. Please revise the notes to your financial statements to fix the discrepancies.

Response: We respectfully advise the Staff that we have revised relevant disclosures in the Amended Registration Statement to clarify that our transactional currency is Brazilian Reais and our reporting currency is the U.S. Dollars.

Notes to the Financial Statements

Main Accounting Practices

Segments, page F-28

11.	We note your response to prior comment 22; however, we did not find the segment related disclosures on page F-29 and re-issue the comment in its entirety.

Response: In response to the Staff’s comments, we have revised the notes to the financial statements beginning on page F-33 of the Amended Registration Statement to clarify the Company does not comply with disclosure necessary requirements outlined in ASC 280-10-50, since:

●	Aggregation is consistent with the objectives and basic principles of ASC 280.
●	The segments have similar economic characteristics.
●	The segments are similar with respect to the following four qualitative characteristics:
o	The nature of the products and services.
o	The nature of the production processes.
o	The type or class of customer for their products and services.
o	The methods used to distribute their products or provide their services.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

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